K&L | GATES	K&L Gates LLP Hearst Tower, 47th Floor 214 North Tryon Street Charlotte, NC 28202 T 704.331.7400 www.klgates.com

August 12, 2014	Michael J. Denny D 704/331-7488 F 704/353-3188 mike.denny@klgates.com

VIA EDGAR CORRESPONDENCE United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, D.C. 20549
Attn:	Karl Hiller Kim Calder Michael Fay

Re:	Snyder’s-Lance, Inc.

Form 10-K for the fiscal year ended December 28, 2013

Filed February 25, 2014

File No. 000-00398

Ladies and Gentlemen:

On behalf of our client, Snyder’s-Lance, Inc. (the “Company”), we acknowledge receipt by the Company of the letter dated August 7, 2014 (the “Comment Letter”) of the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission regarding the above referenced Annual Report on Form 10-K. Pursuant to Margaret Wicklund’s telephone conversation with Michael Fay, this letter confirms the Company’s request for an extension of time to respond to the Comment Letter so that it can devote appropriate resources and time to consider the Staff’s comments and complete its responses, including consulting with the Company’s former and current independent registered public accounting firms. The Company expects to submit its response no later than September 19, 2014, and will appreciate the Staff’s courtesy in this matter.

If you have any questions, please do not hesitate to contact me at (704) 331-7488.

Very truly yours,

/s/ Michael J. Denny
Michael J. Denny of K&L Gates LLP

cc:	Rick D. Puckett, Executive Vice President, Chief Financial Officer and Treasurer

Margaret E. Wicklund, Corporate Controller and Assistant Secretary

A. Zachary Smith III, Chief General Counsel

Snyder’s-Lance, Inc.